Exhibit 3.1

Amendment to the Bylaws

As approved by the Board of Directors on September 28, 2010

Article V – Stock

The Section 1 of Article V shall be amended as set forth below:

Section 1. Certificates of Stock; Uncertificated Shares. Shares of capital stock of the Corporation may be certificated or uncertificated.  Each shareholder shall be entitled to a certificate of the capital stock of the Corporation in such form as may from time to time be prescribed by the Board of Directors. Such certificate shall be signed by the Chairman of the Board, President or a Vice President and by the Treasurer or an Assistant Treasurer, and sealed with the corporate seal or a facsimile thereof. Such signatures may be facsimile if the certificate is signed by a transfer agent, or by a registrar, other than a Director, Officer or employee of the Corporation. In case any Officer who has signed or whose signature has been placed on such certificate shall have ceased to be such Officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such Officer at the time of its issue. Each certificate for shares of capital stock shall be consecutively numbered or otherwise identified. Every certificate for shares of stock which is subject to any restriction on transfer and every certificate issued when the Corporation is authorized to issue more than one class or series of stock shall contain such legend with respect thereto as is required by law.